FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

Aurora Cannabis Inc. (the "Company")
1500 – 1199 West Hastings Street
Vancouver, BC V6E 3T5
Telephone: (604) 362-5207

Item 2.	Date of Material Change

November 15, 2017

Item 3.	News Release

A news release issued on November 15, 2017, at Vancouver, British Columbia relating to the material change described herein was disseminated through Canada Newswire.

Item 4.	Summary of Material Change

Aurora Cannabis Inc. accelerates warrant expiry date for anticipated proceeds of $50.8 million.

Full Description of Material Change

Aurora Cannabis Inc. announced today that the Company has elected to exercise its right under the warrant indenture (the “Indenture”) governing the common share purchase warrants of the Company (the “Warrants”) issued on February 28, 2017. Pursuant to the terms of the Indenture, the Company may accelerate the expiry date of the Warrants when the volume weighted average closing price (the “VWAP”) of the common shares of the Company on the Toronto Stock Exchange for 10 consecutive trading days exceeds $4.50.

As of the close of markets on November 14, 2017, the VWAP of the Common Shares on the Exchange for 10 consecutive trading days equalled $5.01. Effective today, the Warrants are set to expire at 5:00 p.m. (Vancouver time) on Friday, December 15, 2017. This news release constitutes notice to Warrant holders of the new expiry date. Any Warrants remaining unexercised after the new expiry date will be cancelled.

Item 5.	Full Description of Material Change

See attached press release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None

Item 8.	Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Cam Battley, Executive Vice President
Phone: (905) 878-5525
Mobile: (905) 864-5525
Email: cam@auroramj.com

Nilda Rivera, Vice President of Finance
Mobile: (604) 362-5207
Email: nilda@auroramj.com

Terry Booth, Chief Executive Officer
Mobile: (780) 722 - 8889
Email: terry@auroramj.com

Item 9.	Date of Report

DATED November 15, 2017.

November 15, 2017	TSX:ACB

Aurora Accelerates Warrant Expiry Date for Anticipated Proceeds of $50.8 Million

Vancouver, BC – November 15, 2017 – Aurora Cannabis Inc. – (the “Company” or “Aurora”) (TSX: ACB) announced today that the Company has elected to exercise its right under the warrant indenture (the “Indenture”) governing the common share purchase warrants of the Company (the “Warrants”) issued on February 28, 2017. Pursuant to the terms of the Indenture, the Company may accelerate the expiry date of the Warrants when the volume weighted average closing price (the “VWAP”) of the common shares of the Company (the “Common Shares”) on the Toronto Stock Exchange (the “Exchange”) for 10 consecutive trading days exceeds $4.50.

As of the close of markets on November 14, 2017, the VWAP of the Common Shares on the Exchange for 10 consecutive trading days equalled $5.01. Effective today, the Warrants are set to expire at 5:00 p.m. (Vancouver time) on Friday, December 15, 2017. This news release constitutes notice to Warrant holders of the new expiry date. Any Warrants remaining unexercised after the new expiry date will be cancelled.

As of close of market November 14, 2017, a total of 16,946,690 warrants of the 17,251,640 originally issued had yet to be exercised. Each Warrant is exercisable to acquire one Common Share of the Company at an exercise price of $3.00. Consequently, if all Warrants are exercised, proceeds will total $50,840,070.

“The ability to accelerate the expiry of these warrants is an indicator of Aurora’s powerful growth and increase in shareholder value,” said Terry Booth, CEO. “It adds significant additional capital to our exceptional cash position, with which we intend to continue our aggressive domestic and international expansion strategy.”

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", a second 40,000 square foot high-technology production facility known as “Aurora Vie” in Pointe-Claire, Quebec on Montreal’s West Island, and is currently constructing an 800,000 square foot production facility, known as "Aurora Sky", at the Edmonton International Airport.

In addition, the Company holds approximately 9.6% of the issued shares (12.9% on a fully-diluted basis) in leading extraction technology company Radient Technologies Inc., based in Edmonton, and is in the process of completing an investment in Edmonton-based Hempco Food and Fiber for an ownership stake of up to 50.1% . Furthermore, Aurora is the cornerstone investor with a 19.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis. Aurora also owns Pedanios, a leading wholesale importer, exporter, and distributor of medical cannabis in the European Union, based in Germany. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of- the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens. Aurora's common shares trade on the TSX under the symbol "ACB".

On behalf of the Board of Directors,
AURORA CANNABIS INC.

Terry Booth
CEO

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Further information:

Cam Battley	Marc Lakmaaker

Executive Vice President	Director, Investor Relations and

+1.905.864.5525	Corporate Development

cam@auroramj.com	+1.647.269.5523
www.auroramj.com	marc.lakmaaker@auroramj.com

This news release contains certain "forward-looking statements" within the meaning of such statements under applicable securities law. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements include, but are not limited to, the successful completion of the Offering and the use of proceeds of the Offering and the Company’s intention to continue international and domestic expansion. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law. A more complete discussion of the risks and uncertainties facing the Company appears in the Company’s Annual Information Form and continuous disclosure filings, which are available at www.sedar.com.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.